SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-49711

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New England Bancshares, Inc.
660 Enfield Street
Enfield, Connecticut 06082

REQUIRED INFORMATION

Item 1-3. Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/26, 2005

Enfield Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust

By: Cynthia G. Gray

Cynthia G. Gray
Plan Administrator

ENFIELD FEDERAL SAVINGS

June 28, 2005

Ms. Annmarie H. Boyd
Muldoon Murphy and Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Dear Annmarie:

Per our telephone conversation yesterday, I am forwarding signed and dated document to file the 11-K.

Thank you.

Very truly yours,

ENFIELD FEDERAL SAVINGS & LOAN ASSOCIATION

Cynthia G. Gray
Vice-President/Human Resources

Enclosure

660 Enfield Street, Enfield, CT 06082
Tel: (860) 253-5200 ◦ Fax: (860) 253-5205